March 31, 2014

VIA EDGAR CORRESPONDENCE

Justin Dobbie, Esq.

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Media Investment Group Inc.
Registration Statement on Form S-1
Filed February 12, 2014
File No. 333-193887

Dear Mr. Dobbie:

On behalf of New Media Investment Group Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 26, 2014, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) as filed on February 12, 2014.

The Company has filed today via EDGAR submission this letter and the accompanying Amendment No. 1 to the Registration Statement (the “Amendment”) and other exhibits thereto. Capitalized terms used but not defined in this letter have the meanings assigned to them in the Registration Statement.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the Registration Statement.

General

1.	We note that you have not disclosed the names of the underwriters. Please include this information in an amendment or explain why you cannot do so. Based on the facts and circumstances in your response, we may defer further review of this filing until such information can be disclosed.

Response

The Company respectfully advises the Staff that it has not yet selected the specific underwriters for the offering and that it will amend the Registration Statement to include the names of the underwriters as soon as practicable following the selection of underwriters. While the Company has interviewed a number of potential underwriters, the Company has a valid business reason for not selecting underwriters at this time, as it will select a launch date based on market conditions and select the underwriters that it believes are most appropriate at that time in accordance with prevailing market conditions.

The Company believes that selecting underwriters at a later stage of the process may be done efficiently and quickly and would not require significant changes to the Registration Statement. The Company is presently subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, following the completion of its registered spin-off and the filing of its registration statement on Form S-1, which was declared effective on January 30, 2014. Since then, the Company has prepared an Annual Report on Form 10-K, which was filed on March 19, 2014. As a result of these filings, there is already current information about the Company that is publicly available to investors. Additionally, as disclosed in the Amendment, the Company has selected Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) to serve as underwriters’ counsel and Skadden had the opportunity to review the Amendment. The potential underwriters interviewed by the Company have had the opportunity to review the Company’s publicly filed disclosure.

For the foregoing reasons, the Company respectfully requests that the Staff not defer review of the Registration Statement pending the appointment of specific underwriters.

Use of Proceeds, page 36

2.	Please revise to disclose in greater detail the principal purposes for which the net proceeds are intended to be used and the approximate amount intended to be used for each such purpose. For example, we note your disclosure that you anticipate using the net proceeds for “general corporate purposes, which may include, but is not limited to, potential investments and acquisitions.” Please provide additional detail about what you expect general corporate purposes to include or explain why you cannot do so. Please also disclose whether you have identified any potential investments or acquisitions. If any net proceeds will, or may, be used to finance acquisitions of other businesses provide the information required by Item 504 of Regulation S-K and Instruction 6 thereto.

Response

The Company respectfully advises the Staff that it is not able to quantify the approximate amount of the proceeds that will be devoted to particular general corporate purposes at this time because the Company has not made specific determinations regarding the amount or type of any such expenditure. The Company further respectfully advises the Staff that the Company has not identified specific investments or acquisitions to be funded with the net proceeds from the offering. The Company confirms that it will revise its disclosure in a subsequent pre-effective amendment if and when any such specific investments or acquisitions have been identified to include the information required by Item 504 of Regulation S-K.

Exhibits

3.	Please file the legality opinion prior to effectiveness. Please allow sufficient time for staff review as we may have comments upon review of the opinion.

Response

The Company acknowledges the Staff’s comment and will file the legality opinion as an exhibit in a subsequent amendment to the Registration Statement and will allow the Staff sufficient time to review.

* * * *

In accordance with the Staff’s request, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

If you have any questions regarding the foregoing response or require any additional information, please do not hesitate to contact Duane McLaughlin, counsel to the Company, at (212) 225-2106.

Sincerely,

/s/ Michael E. Reed
Michael E. Reed
Chief Executive Officer

cc:	Duane McLaughlin, Esq., Cleary Gottlieb Steen & Hamilton LLP

Ada D. Sarmento, U.S. Securities and Exchange Commission